Issuer Free Writing Prospectus dated May 8, 2023 filed

pursuant to Rule 433 supplementing the Prospectus dated

December 7, 2022 Registration No. 333-268704

Pricing Term Sheet

Issuer:	General Motors Financial Company, Inc. (the “Issuer”)

Securities:	5.400% Senior Notes due 2026 (the “Notes”)

Ranking of the Notes:	Senior unsecured

Trade Date:	May 8, 2023

Settlement Date:	May 10, 2023 (T+2)

Form of Offering:	SEC-Registered (Registration No. 333-268704)

Joint Book-Running Managers:	Barclays Capital Inc.
SMBC Nikko Securities America, Inc.

Aggregate Principal Amount:	$400,000,000. The Notes offered hereby will constitute a further issuance of the 5.400% Senior Notes due 2026, of which $1,250,000,000 aggregate principal amount was issued on April 6, 2023 (the “Existing Notes”). The Notes will form a single series with, and have the same terms, other than the initial offering price and the issue date, as the Existing Notes. Upon settlement, the Notes will have the same CUSIP number and will trade interchangeably with the Existing Notes. Immediately after giving effect to the issuance of the Notes offered hereby, an aggregate principal amount of $1,650,000,000 of 5.400% Senior Notes due 2026 will be outstanding

Final Maturity Date:	April 6, 2026

Public Offering Price:	99.742%, plus an aggregate amount of accrued and unpaid interest accrued from April 6, 2023 to the Settlement Date for all Notes offered hereby of $2,040,000

Benchmark Treasury:	3.75% due April 15, 2026

Benchmark Treasury Price and Yield:	100-03 / 3.715%

Spread to Benchmark Treasury:	+ 178 bps

Yield to Maturity:	5.495%

Coupon:	5.400%

Interest Payment Dates:	April 6 and October 6 of each year, commencing on October 6, 2023

Day Count Convention:	30 / 360

Optional Redemption:	Prior to the stated maturity date, make-whole call at T+ 30 bps.

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	37045X EF9 / US37045XEF96

Additional Disclosure:	Before you invest, you should read the disclosure attached hereto as Annex A under the headings “Material U.S. Federal Income Tax Considerations” and “Certain ERISA Considerations”, and the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2023 and incorporated by reference in the registration statement to which this communication relates for a brief summary of the terms of the Notes, and Exhibits 4.1, 4.2 and 4.3 thereto for copies of the Base Indenture and Supplemental Indenture that will govern the Notes and the form of the Notes, respectively.

The Issuer has filed a registration statement (including an accompanying prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you any prospectus supplement and the accompanying prospectus if you request it by contacting: Barclays Capital Inc. at 1-888-603-5847 and SMBC Nikko Securities America, Inc. at 1-888-868-6856.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

2

ANNEX A

[Attached]

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the Notes issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or foreign tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a holder of the Notes. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of the Notes.

This discussion is limited to holders who hold the Notes as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). In addition, this discussion is limited to persons purchasing the Notes for cash in this offering for a price equal to the price indicated on the cover of this prospectus supplement. This discussion does not address all U.S. federal income tax consequences relevant to a holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and any alternative minimum tax. In addition, it does not address consequences relevant to holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	persons holding the Notes as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	banks, insurance companies, and other financial institutions;

•	real estate investment trusts or regulated investment companies;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	S corporations, partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell the Notes under the constructive sale provisions of the Code; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to the Notes being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the Notes, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding the Notes and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES ARISING UNDER OTHER U.S. FEDERAL TAX LAWS (INCLUDING ESTATE AND GIFT TAX LAWS), UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Tax Consequences Applicable to U.S. Holders

Definition of a U.S. Holder

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of a Note that, for U.S. federal income tax purposes, is or is treated as:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Pre-Issuance Accrued Interest on the Notes

A portion of the price paid for the Notes will be allocable to interest that “accrued” prior to the date the Notes are purchased (“pre-issuance accrued interest”). We intend to take the position that, on the first payment date for the Notes, a portion of the stated interest received in an amount equal to the pre-issuance accrued interest will be treated as a return of the pre-issuance accrued interest and not as a payment of interest on the Notes. Amounts treated as a return of pre-issuance accrued interest should not be taxable when received and pre-issuance accrued interest should be excluded from the holder’s adjusted tax basis in the applicable Note.

Amortizable Bond Premium on the Notes

If a U.S. Holder purchases a Note for an amount (not including any amount paid for pre-issuance accrued interest) that is greater than the principal amount of the Note, the U.S. Holder will be considered to have purchased the Note with bond premium. The U.S. Holder generally may elect to amortize any bond premium under the constant yield method. A U.S. Holder that elects to amortize bond premium must generally use any amortizable bond premium allocable to an accrual period to offset stated interest required to be included in income with respect to the Notes in such accrual period and reduce its tax basis in the Notes by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by such U.S. Holder and such election may be revoked only with the consent of the IRS. If a U.S. Holder does not make such election, any bond premium will be included in its basis for purposes of computing the amount of gain or loss recognized on the taxable disposition of a Note.

Market Discount on the Notes

If a U.S. Holder purchases a Note at a price that is lower than the Note’s principal amount by 0.25% or more of the principal amount, multiplied by the number of remaining whole years to maturity, the Note will be considered to bear “market discount” in the U.S. Holder’s hands. In this case, any gain that the U.S. Holder realizes on the disposition of the Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Note during the U.S. Holder’s holding period. In addition, the U.S. Holder could be required to defer the deduction of a portion of the interest paid on any indebtedness that the U.S. Holder incurred or maintained to purchase or carry the Note. In general, market discount will be treated as accruing ratably over the term of the Note, or, at the U.S. Holder’s election, under a constant yield method.

A U.S. Holder may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the Note as ordinary income. If a U.S. Holder elects to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If a U.S. Holder does make such an election, it will apply to all market discount debt instruments that the U.S. Holder acquires on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the IRS.

Payments of Interest on the Notes

Subject to the discussion of “Pre-Issuance Accrued Interest on the Notes” and “Amortizable Bond Premium on the Notes” above, payments of interest on the Notes generally will be taxable to a U.S. Holder as ordinary income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of tax accounting for U.S. federal income tax purposes.

Sale or Other Taxable Disposition

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Note. The amount of such gain or loss will generally equal the difference between the amount received for the Note in cash or other property valued at fair market value (less amounts attributable to any accrued but unpaid stated interest, which, unless it represents pre-issuance accrued interest, will be taxable as interest to the extent not previously included in income) and the U.S. Holder’s adjusted tax basis in the Note. A U.S. Holder’s adjusted tax basis in a Note generally will be equal to the amount the U.S. Holder paid for the Note, excluding any amount attributable to pre-issuance accrued interest with respect to a Note (as described above under “Pre-Issuance Accrued Interest on the Notes”), increased by any amounts the U.S. Holder is required to include in income under the rules governing market discount and decreased by the amount of amortized bond premium, if any, with respect to such Note. Except as discussed above with respect to market discount, any gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of sale or other taxable disposition. Otherwise, such gain or loss will be short-term capital gain or loss. Long-term capital gains recognized by certain non-corporate U.S. Holders, including individuals, generally will be taxable at a reduced rate. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

A U.S. Holder may be subject to information reporting and backup withholding when such holder receives payments on a Note or receives proceeds from the sale or other taxable disposition of a Note (including a redemption or retirement of a Note). Certain U.S. Holders are exempt from information reporting and backup withholding, including corporations and certain tax-exempt organizations. A U.S. Holder will be subject to backup withholding if such holder is not otherwise exempt and:

•	the holder fails to furnish the holder’s taxpayer identification number, which for an individual is ordinarily his or her social security number;

•	the holder furnishes an incorrect taxpayer identification number;

•	the applicable withholding agent is notified by the IRS that the holder previously failed to properly report payments of interest or dividends; or

•

the holder fails to certify under penalties of perjury that the holder has furnished a correct taxpayer identification number and that the IRS has not notified the holder that the holder is subject to backup withholding.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.

Tax Consequences Applicable to Non-U.S. Holders

Definition of a Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of a Note that is neither a U.S. Holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

Payments of Interest

Subject to the discussion below regarding backup withholding and FATCA (as defined below), payments of interest on a Note to a Non-U.S. Holder that is not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to U.S. federal income tax or withholding of 30% (or such lower rate specified by an applicable income tax treaty), provided that:

•	the Non-U.S. Holder does not, actually or constructively, own 10% or more of the total combined voting power of all classes of our voting stock;

•	the Non-U.S. Holder is not a controlled foreign corporation related to us through actual or constructive stock ownership; and

•

either (1) the Non-U.S. Holder certifies in a statement provided to the applicable withholding agent under penalties of perjury that it is not a United States person and provides its name and address; (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Note on behalf of the Non-U.S. Holder certifies to the applicable withholding agent under penalties of perjury that it, or the financial institution between it and the Non-U.S. Holder, has received from the Non-U.S. Holder a statement under penalties of perjury that such holder is not a United States person and provides a copy of such statement to the applicable withholding agent; or (3) the Non-U.S. Holder holds its Note directly through a “qualified intermediary” (within the meaning of applicable Treasury Regulations) and certain conditions are satisfied.

If a Non-U.S. Holder does not satisfy the requirements above, such Non-U.S. Holder may be entitled to a reduction in or an exemption from withholding on such interest as a result of an applicable tax treaty. To claim such entitlement, the Non-U.S. Holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) claiming a reduction in or exemption from withholding under the benefit of an income tax treaty between the United States and the country in which the Non-U.S. Holder resides or is established.

If interest paid to a Non-U.S. Holder is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such interest is attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that interest paid on a Note is not subject to withholding because it is effectively connected with the conduct by the Non-U.S. Holder of a trade or business within the United States.

Any such effectively connected interest generally will be subject to U.S. federal income tax at the regular rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected interest, as adjusted for certain items.

The certifications described above must be provided to the applicable withholding agent prior to the payment of interest and must be updated periodically. Non-U.S. Holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Non-U.S. Holders of Notes should consult their tax advisors regarding the possibility of claiming a refund with respect to any withholding imposed on the portion of the first interest payment made on the Notes that is allocable to pre-issuance accrued interest.

Sale or Other Taxable Disposition

A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange, redemption, retirement or other disposition of a Note (such amount excludes any amount allocable to accrued and unpaid interest which generally will be treated as interest and may be subject to the rules discussed above under “—Payments of Interest”) unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable); or

•	the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a foreign corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of interest to a Non-U.S. Holder generally will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder certifies its non-U.S. status as described above under “—Payments of Interest.” However, information returns are required to be filed with the IRS in connection with any interest paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of a Note (including a retirement or redemption of the Note) within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the statement described above and does not have actual knowledge or reason to know that such holder is a United States person or the holder otherwise establishes an exemption. Proceeds of a disposition of a Note paid outside the United States and conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on payments of interest on or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, a Note paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of interest on a Note. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of a Note, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in the Notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition of the Notes by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the Code, or provisions under any federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of such plans, accounts and arrangements pursuant to 29 C.F.R. Section 2510.3-101, as modified by Section 3(42) of ERISA, or any Similar Law (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such an ERISA Plan or the management or disposition of the assets of such an ERISA Plan, or who renders investment advice for a fee or other compensation to such an ERISA Plan or has authority or responsibility to do so, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in the Notes of a portion of the assets of any Plan, a Plan fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Each ERISA Plan, including IRAs and other arrangements that are subject to Section 4975 of the Code, should consider the fact that none of our company, any underwriter nor any of their respective affiliates (collectively, the “Transaction Parties”) is acting, or will act, as a fiduciary to any ERISA Plan with respect to the decision to purchase or hold the Notes. The Transaction Parties are not undertaking to provide impartial investment advice or advice based on any particular investment need, or to give advice in a fiduciary capacity, with respect to the decision to purchase or hold the Notes. All communications, correspondence and materials from the Transaction Parties with respect to the Notes are intended to be general in nature and are not directed at any specific purchaser of the Notes, and do not constitute advice regarding the advisability of investment in the Notes for any specific purchaser. The decision to purchase and hold the Notes must be made solely by each prospective ERISA Plan purchaser on an arm’s-length basis.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. Those sections further prohibit a fiduciary from engaging in transactions in which a conflict of interest is deemed present. A party in interest or disqualified person (including a fiduciary) who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, a fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of Notes by an ERISA Plan with respect to which our company, any underwriter or any of its affiliates may be considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the acquisition and holding of the Notes. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers, although there can be no assurance that all of the conditions of any such exemptions will be satisfied. In addition to the foregoing, the Pension Protection Act of 2006 provides a statutory exemption (Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code) for transactions between an ERISA Plan and a person that is a party in interest and/or a disqualified person (other than a fiduciary or an affiliate that, directly or indirectly, has or exercises discretionary authority or control or renders investment advice with respect to the assets involved in the transaction) solely by reason of providing services to the ERISA Plan or by relationship to a service provider, provided that the ERISA Plan has paid no more and received no less than adequate consideration in connection with the transaction. These exemptions do not, however, provide relief from the self-dealing prohibited transactions under ERISA and the Code. It should also be noted that even if the conditions specified in one or more of these exemptions are met, the scope of relief provided by these exemptions may not necessarily cover all acts involving the Notes that might be construed as prohibited transactions.

Some employee benefit plans, including governmental plans (as defined in Section 3(32) of ERISA) and, if no election has been made under Section 410(d) of the Code, church plans (as defined in Section 3(33) of ERISA), and non-U.S. Plans (as defined in Section 4(b)(4) of ERISA), are not subject the requirements of ERISA or to Section 4975 of the Code. However, investment by such plans may be subject to the provisions of Similar Laws.

Because of the foregoing, the Notes should not be purchased or held by any person investing “plan assets” of any Plan, unless such purchase or holding will not constitute or result in a non-exempt prohibited transaction under ERISA and the Code or violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive nor should it be construed as legal advice. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing and holding the Notes on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the purchase and holding of the Notes. Purchasers of the Notes have the exclusive responsibility for ensuring that their purchase and holding of the Notes complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. We make no representation as to whether an investment in the Notes is appropriate for any Plan in general or whether such investment is appropriate for any particular Plan or arrangement.

Representation

Accordingly, by acceptance of and/or holding a Note or any interest in a Note, each purchaser and subsequent transferee of a Note will be deemed to have represented and warranted that either (a) such purchaser or subsequent transferee is not acquiring or holding the Notes for or on behalf of, and no portion of the assets used by such purchaser or transferee to acquire or hold the Notes or any interest therein constitutes assets of, any Plan or (b)(i) the acquisition, holding and subsequent disposition of the Notes by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violation under any applicable Similar Laws and (ii) none of the Transaction Parties is acting, or will act, as a fiduciary to any Plan with respect to the decision to purchase or hold the Notes or is undertaking to provide impartial investment advice or give advice in a fiduciary capacity with respect to the decision to purchase or hold the Notes.